

July 13, 2023

Reese Kurtenbach
Chief Executive Officer
DAKTRONICS INC /SD/
201 Daktronics Drive
Brookings, SD 57006

  Re: DAKTRONICS INC /SD/
   Registration Statement on Form S-3
   Filed on July 12, 2023
   File No. 333-273216

Dear Reese Kurtenbach:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Bradley Ecker at (202) 551-4985 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing